UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, S-8 No. 333-183892, and 333-183893) and Form F-10 (File No. 333-175033) and the Registration Statement of Canadian Pacific Railway Company on Form F-9 (File No. 333-175032).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: April 24, 2013		Signed:	/s/ Paul Bachand

	By:	Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: April 24, 2013		Signed:	/s/ Paul Bachand

	By:	Name:	Paul Bachand
		Title:	Associate Corporate Secretary

For Release Immediate April 24, 2013

Canadian Pacific reports Q1-2013 net income of C$217M or C$1.24 per diluted share

Delivers best first quarter results in company’s history

Calgary, AB - Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today announced record Q1 2013 results.

Reported net income in the first quarter was $217 million, or $1.24 per diluted share, versus $142 million, or $0.82 per share, in the first quarter of 2012. This represents a 51 per cent year-over-year improvement in earnings per share.

FIRST-QUARTER 2013 RESULTS COMPARED WITH FIRST-QUARTER 2012:

•	Total revenues were $1,495 million, an increase of 9 per cent and a quarterly record

•	Operating expenses were $1,133 million, an increase of 3 per cent

•	Operating income was $362 million, an increase of 32 per cent

•	Operating ratio was 75.8 per cent, a 430 basis point improvement and a quarterly record

“CP delivered the best first quarter results in its history despite challenging winter conditions,” said E. Hunter Harrison, Chief Executive Officer. “This is a true testament to the determination and perseverance of our outstanding team of railroaders. There remains a lot of work to do as we continue to make significant changes to our operating model. With a very strong start to the year and momentum quickly building, I am now even more confident that we are on pace toward the best year-end financial and operating performance in CP’s history.”

“The transformational journey of the railway continues,” added Harrison. “Through ongoing culture change and focused, disciplined execution of the plan, we will make this franchise even stronger, adding significant value to customers and shareholders.”

Editor’s Note

CP will discuss its results with analysts in a conference call beginning at 11:00 a.m. Eastern time (9:00 a.m. Mountain time) on April 24, 2013.

Conference call access

Toronto participants dial in number: (647) 427-7450

Operator assisted toll free dial in number: 1-888-231-8191

Callers should dial in 10 minutes prior to the call.

Webcast

For those with Internet access we encourage you to listen via CP’s website at www.cpr.ca. To access the webcast and the presentation material, click on “Invest In CP” tab.

A replay of the conference call will be available by phone through May 24, 2013 at 416-849-0833 or toll free 1-855-859-2056, password 31843416. A webcast of the presentation and an audio file will be available at www.cpr.ca under “Invest In CP” tab.

Note on Forward-Looking Information

This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance, planned capital expenditures, and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Ed Greenberg

Tel: 612-849-4717

24/7 Media Pager: 855-242-3674

Ed_greenberg@cpr.ca

Investment Community

Nadeem Velani

Tel: 403-319-3591

investor@cpr.ca

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended March 31
	2013	2012

Revenues
Freight	$1,459	$1,340
Other	36	36

Total revenues	1,495	1,376

Operating expenses
Compensation and benefits	402	391
Fuel	270	269
Materials	72	64
Equipment rents	46	50
Depreciation and amortization	141	127
Purchased services and other	202	201

Total operating expenses	1,133	1,102

Operating income	362	274
Less:
Other income and charges	3	13
Net interest expense	70	69

Income before income tax expense	289	192

Income tax expense (Note 4)	72	50

Net income	$217	$142

Earnings per share (Note 5)
Basic earnings per share	$1.25	$0.83
Diluted earnings per share	$1.24	$0.82

Weighted-average number of shares (millions)
Basic	174.3	170.5
Diluted	175.8	172.0

Dividends declared per share	$0.3500	$0.3000

See Notes to Interim Consolidated Financial Statements.

3

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended March 31
	2013	2012

Net income	$217	$142

Net (loss) gain on foreign currency translation adjustments, net of hedging activities	(2)	5

Change in derivatives designated as cash flow hedges	1	10

Change in pension and post-retirement defined benefit plans	188	54

Other comprehensive income before income tax expense	187	69

Income tax expense	(40)	(24)

Other comprehensive income (Note 3)	147	45

Comprehensive income	$364	$187

See Notes to Interim Consolidated Financial Statements.

4

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	March 31 2013	December 31 2012
Assets
Current assets
Cash and cash equivalents	$347	$333
Accounts receivable, net	585	546
Materials and supplies	190	136
Deferred income taxes	292	254
Other current assets	67	60

	1,481	1,329

Investments	85	83
Properties	13,122	13,013
Goodwill and intangible assets	164	161
Other assets (Note 9)	175	141

Total assets	$15,027	$14,727

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,089	$1,176
Long-term debt maturing within one year	154	54

	1,243	1,230

Pension and other benefit liabilities (Note 8)	1,172	1,366
Other long-term liabilities	315	306
Long-term debt	4,590	4,636
Deferred income taxes	2,258	2,092

Total liabilities	9,578	9,630

Shareholders’ equity
Share capital	2,183	2,127
Additional paid-in capital	35	41
Accumulated other comprehensive loss (Note 3)	(2,621)	(2,768)
Retained earnings	5,852	5,697

	5,449	5,097

Total liabilities and shareholders’ equity	$15,027	$14,727

Commitments and contingencies (Note 9)

See Notes to Interim Consolidated Financial Statements.

5

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended March 31
	2013	2012
Operating activities
Net income	$217	$142
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	141	127
Deferred income taxes	63	46
Pension funding in excess of expense (Note 8)	(9)	(7)
Other operating activities, net	2	(29)
Change in non-cash working capital balances related to operations	(147)	(78)

Cash provided by operating activities	267	201

Investing activities
Additions to properties	(203)	(233)
Proceeds from sale of properties and other assets	16	45
Other (Note 9)	(25)	(1)

Cash used in investing activities	(212)	(189)

Financing activities
Dividends paid	(61)	(51)
Issuance of common shares	40	38
Issuance of long-term debt	—	71
Repayment of long-term debt	(19)	(12)
Net decrease in short term borrowings	—	(27)

Cash (used in) provided by financing activities	(40)	19

Effect of foreign currency fluctuations on U.S. dollar-denominated

cash and cash equivalents	(1)	(1)

Cash position
Increase in cash and cash equivalents	14	30
Cash and cash equivalents at beginning of period	333	47

Cash and cash equivalents at end of period	$347	$77

Supplemental disclosures of cash flow information:
Income taxes paid	$4	$4
Interest paid	$66	$51

See Notes to Interim Consolidated Financial Statements.

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CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at January 1, 2013	173.9	$2,127	$41	$(2,768)	$5,697	$5,097
Net income	—	—	—	—	217	217
Other comprehensive income (Note 3)	—	—	—	147	—	147
Dividends declared	—	—	—	—	(62)	(62)
Effect of stock-based compensation expense	—	—	6	—	—	6
Shares issued under stock option plans	0.8	56	(12)	—	—	44

Balance at March 31, 2013	174.7	$2,183	$35	$(2,621)	$5,852	$5,449

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at January 1, 2012	170.0	$1,854	$86	$(2,736)	$5,445	$4,649
Net income	—	—	—	—	142	142
Other comprehensive income (Note 3)	—	—	—	45	—	45
Dividends declared	—	—	—	—	(51)	(51)
Effect of stock-based compensation expense	—	—	1	—	—	1
Shares issued under stock option plans	0.9	55	(15)	—	—	40

Balance at March 31, 2012	170.9	$1,909	$72	$(2,691)	$5,536	$4,826

See Notes to Interim Consolidated Financial Statements.

7

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2013

(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements of Canadian Pacific Railway Limited (“CP”, or “the Company”) reflect management’s estimates and assumptions that are necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). They do not include all disclosures required under GAAP for annual financial statements and should be read in conjunction with the 2012 consolidated financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2012 consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

2	Accounting changes

Accumulated other comprehensive income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, an amendment to FASB ASC Topic 220. The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012. The disclosure requirements of this ASU for the three months ended March 31, 2013 are presented in Note 3.

8

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENT

March 31, 2013

(unaudited)

3	Changes in accumulated other comprehensive loss (AOCL) by component

(in millions of Canadian dollars)	Net gain on foreign currency translation adjustments, net of hedging activities(1)	Change in derivatives designated as cash flow hedges and other (1)	Change in pension and post- retirement defined benefit plans(1)(a)	Total(1)
January 1, 2013	$74	$(14)	$(2,828)	$(2,768)

Other comprehensive income (loss) before reclassifications	8	(7)	94	95
Amounts reclassified from accumulated other comprehensive loss	—	6	46	52

Net current-period other comprehensive income (loss)	8	(1)	140	147

March 31, 2013	$82	$(15)	$(2,688)	$(2,621)

January 1, 2012	$72	$(20)	$(2,788)	$(2,736)

Other comprehensive income (loss) before reclassifications	(2)	10	—	8
Amounts reclassified from accumulated other comprehensive loss	—	(3)	40	37

Net current-period other comprehensive income (loss)	(2)	7	40	45

March 31, 2012	$70	$(13)	$(2,748)	$(2,691)

(a)	Amounts reclassified from accumulated other comprehensive loss

	Q1 2013	Q1 2012
Amortization of prior service costs (2)	(6)	—
Recognition of net actuarial loss (2)	67	53

Total before income tax	$61	$53
Income tax benefit	(15)	(13)

Net of income tax	$46	$40

(1)	Amounts are presented net of income tax.
(2)	Impacts Compensation and benefits on the Consolidated Statements of Income.

9

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENT

March 31, 2013

(unaudited)

4	Income taxes

	For the three months ended March 31
(in millions of Canadian dollars)	2013	2012

Current income tax expense	$9	$4
Deferred income tax expense	63	46

Income tax expense	$72	$50

The effective income tax rate for the three months ended March 31, 2013 was 24.8% (three months ended March 31, 2012 – 26.0%) as a result of a benefit recognized for the U.S. federal track maintenance credit of $6 million for 2012 enacted in 2013.

5	Earnings per share

At March 31, 2013, the number of shares outstanding was 174.7 million (March 31, 2012 – 170.9 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted-average number of shares outstanding during the period.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months ended March 31
(in millions)	2013	2012

Weighted-average shares outstanding	174.3	170.5
Dilutive effect of stock options	1.5	1.5

Weighted-average diluted shares outstanding	175.8	172.0

For the three months ended March 31, 2013, no options were excluded from the computation of diluted earnings per share because their effects were not dilutive (three months ended March 31, 2012 – 237,933 options).

6	Financial instruments

A.	Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and have lower priorities.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

10

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENT

March 31, 2013

(unaudited)

6	Financial instruments (continued)

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,771 million and a carrying value of $4,744 million at March 31, 2013. At December 31, 2012, long-term debt had a fair value of $5,688 million and a carrying value of $4,690 million. The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B.	Financial risk management

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Occasionally the Company may enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” for the three months ended March 31, 2013 was an unrealized foreign exchange loss of $67 million compared to the unrealized foreign exchange gain of $60 million for the three months ended March 31, 2012. There was no ineffectiveness during the three months ended March 31, 2013 and 2012.

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At March 31, 2013, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019, unchanged from December 31, 2012. At March 31, 2012, the Company had FX forward contracts to fix the exchange rate on US$175 million of its 6.50% 2018 Notes, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are

11

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENT

March 31, 2013

(unaudited)

6	Financial instruments (continued)

accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During the three months ended March 31, 2013, an unrealized foreign exchange gain of $5 million compared to the unrealized loss of $4 million for the three months ended March 31, 2012 was recorded in “Other income and charges” in relation to these derivatives. These gains recorded in “Other income and charges” were largely offset by the unrealized losses on the underlying debt which the derivatives were designated to hedge. Similarly, the losses in 2012 were largely offset by the unrealized gains on the underlying debt.

At March 31, 2013, the unrealized gain derived from these FX forwards was $13 million of which $2 million was included in “Other current assets” and $11 million in “Other assets” with the offset reflected as an unrealized gain of $6 million in “Accumulated other comprehensive loss” and as an unrealized gain of $7 million in “Retained earnings”. At March 31, 2012, the unrealized gain derived from these FX forwards was $6 million which was included in “Other assets” with the offset reflected as an unrealized gain of $3 million in “Accumulated other comprehensive loss” and as an unrealized gain of $3 million in “Retained earnings”.

At March 31, 2013, the Company expected that, during the next twelve months, unrealized pre-tax losses of $2 million would be reclassified to “Other income and charges”.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in local and world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk may not be completely recovered from shippers due to timing and volatility in the market. In the past, to address the residual portion of CP’s fuel costs not mitigated by its fuel recovery programs, CP had a systematic hedge program. As a result of improving coverage from its fuel cost recovery programs, CP exited its hedging program during the first quarter of 2013.

Energy futures

During the three months ended March 31, 2013, the Company settled its remaining diesel futures contracts, accounted for as cash flow hedges, to purchase 20 million U.S. gallons during the period January to December 2013 for a realized gain and proceeds of $2 million. During the period $1 million of this gain was recorded as a reduction to “Fuel” expense and $1 million was reflected in “Accumulated other comprehensive loss” to be amortized to “Fuel” expense in 2013 as the related diesel is purchased. During the three months ended March 31, 2012, the impact of settled swaps decreased “Fuel” expense by $1 million, as a result of realized gains.

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CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENT

March 31, 2013

(unaudited)

6	Financial instruments (continued)

At March 31, 2013, the Company had no remaining diesel futures contracts. At December 31, 2012, the unrealized loss on these contracts was negligible.

7	Stock-based compensation

At March 31, 2013, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans, which are remeasured to fair value quarterly based on share price and vesting conditions, and an employee stock savings plan. These plans resulted in an expense for the three months ended March 31, 2013, of $33 million (three months ended March 31, 2012 – expense of $23 million).

Regular options

In the first three months of 2013, under CP’s stock option plans, the Company issued 482,500 regular options at the weighted average price of $118.25 per share, based on the closing price on the grant date.

Pursuant to the employee plan, these regular options may be exercised upon vesting, which is between 12 months and 48 months after the grant date, and will expire after 10 years.

Under the fair value method, the total fair value of the regular options granted during the period was $16 million at the grant date, with a weighted-average fair value of $32.68 per regular option. The weighted average fair value assumptions were approximately:

For the three months ended March, 31 2013
Grant price	$118.25
Expected option life (years) (1)	6.25
Risk-free interest rate (2)	1.55%
Expected stock price volatility (3)	30.18%
Expected annual dividends per share (4)	$1.40
Expected forfeiture rate (5)	1.4%

(1)

Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.

(2)	Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.
(3)	Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.
(4)	Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.
(5)	The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

Performance share unit (“PSU”) plan

In the three months ended March 31, 2013, the Company issued 186,558 PSUs with a grant date fair value of $21 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares, at the discretion of the Chief Executive Officer, approximately three years after the grant date, contingent upon CP’s performance (performance factors). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

Deferred share unit (“DSU”) plan

In the three months ended March 31, 2013, the Company granted 43,484 DSUs with a grant date fair value of $5 million to certain key employees and Directors. DSUs for employees vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated. An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

13

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

March 31, 2013

(unaudited)

7	Stock-based compensation (continued)

Restricted share unit (“RSU”) plan

During the three months ended March 31, 2013, $9 million in RSUs were paid out.

8	Pensions and other benefits

In the three months ended March 31, 2013, the Company made contributions of $30 million (in the three months ended March 31, 2012 – $17 million) to its defined benefit pension plans. The elements of net periodic benefit cost for defined benefit pension plans and other benefits recognized in the quarter included the following components:

	For the three months ended March 31
	Pensions		Other benefits
(in millions of Canadian dollars)	2013	2012	2013	2012

Current service cost (benefits earned by employees in the period)	$35	$33	$4	$5
Interest cost on benefit obligation	112	113	5	6
Expected return on fund assets	(186)	(188)	—	—
Amortization of prior service costs	(6)	—	—	—
Recognition of net actuarial loss	66	52	1	1

Net periodic benefit cost	$21	$10	$10	$12

CP has reached agreements with all of the unions which it had been bargaining with in Canada in 2012. The new agreements introduced amendments to pension plans. Among other changes, the amendments established a cap on pension for each year of pensionable service. Under the amendments, the plan participant will continue to earn additional pensionable years of service as normal but with a limit of the cap for each year earned. The plan amendment has been accounted for in the period the new agreement was ratified. As a result of the plan amendments, the projected benefit obligation decreased by $127 million from December 31, 2012, with a corresponding increase to other comprehensive income and resulting in a reduction of accumulated other comprehensive loss as prior service credits. The prior service credits are recognized in net periodic pension expense over the remaining terms of the applicable union agreements (averaging approximately two years).

At the date of the plan amendments, we have assessed the significance of such amendments to the consolidated financial statements and have determined that a remeasurement of plan assets and obligations as of the date of the above plan amendments was not warranted.

9	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at March 31, 2013, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At March 31, 2013, the Company had committed to total future capital expenditures amounting to $357 million and operating expenditures relating to supplier purchase obligations, such as locomotive maintenance and overhaul agreements, as well as agreements to purchase other goods and services amounting to approximately $1.7 billion for the years 2013-2031.

14

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

March 31, 2013

(unaudited)

9	Commitments and contingencies (continued)

Minimum payments under operating leases were estimated at $747 million in aggregate, with annual payments in each of the five years following 2013 of (in millions): 2014 – $114; 2015 – $97; 2016 – $79; 2017 – $61 and 2018 – $50.

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to CP’s financial position, but may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable.

The expense included in “Purchased services and other” for the three months ended March 31, 2013 was $1 million (three months ended March 31, 2012 – expense of $1 million). Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. The total amount provided at March 31, 2013 was $90 million as compared with $89 million as at December 31, 2012. Payments are expected to be made over 10 years to 2023.

During the three months ended March 31, 2013, CP provided an interest free loan pursuant to a court order in the amount of $20 million to a corporation owned by a court appointed trustee to facilitate the acquisition of a building. The building will be held in trust until the resolution of legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building. If CP is successful in these proceedings, title to the building will transfer to CP with an additional payment of $20 million; otherwise the loan will be repaid.

15

Summary of Rail Data

	First Quarter
Financial (millions, except per share data)	2013	2012	Fav/(Unfav)%

Revenues
Freight revenue	$1,459	$1,340	$119	9
Other revenue	36	36	—	—

Total revenues	1,495	1,376	119	9

Operating expenses
Compensation and benefits	402	391	(11)	(3)
Fuel	270	269	(1)	—
Materials	72	64	(8)	(13)
Equipment rents	46	50	4	8
Depreciation and amortization	141	127	(14)	(11)
Purchased services and other	202	201	(1)	—

Total operating expenses	1,133	1,102	(31)	(3)

Operating income	362	274	88	32

Less:

Other income and charges	3	13	10	77
Net interest expense	70	69	(1)	(1)

Income before income tax expense	289	192	97	51

Income tax expense	72	50	(22)	(44)

Net income	$217	$142	$75	53

Operating ratio (%)	75.8	80.1	4.3	430 bps

Basic earnings per share	$1.25	$0.83	$0.42	51

Diluted earnings per share	$1.24	$0.82	$0.42	51

Shares Outstanding

Weighted average number of shares outstanding (millions)	174.3	170.5	3.8	2

Weighted average number of diluted shares outstanding (millions)	175.8	172.0	3.8	2

Foreign Exchange

Average foreign exchange rate (US$/Canadian$)	0.99	1.00	0.01	1

Average foreign exchange rate (Canadian$/US$)	1.01	1.00	0.01	1

16

Summary of Rail Data (Page 2)

	First Quarter
	2013	2012	Fav/(Unfav)%

Commodity Data

Freight Revenues (millions)
- Grain	$314	$288	$26	9
- Coal	149	137	12	9
- Fertilizers and sulphur	152	126	26	21
- Industrial and consumer products	372	298	74	25
- Automotive	97	105	(8)	(8)
- Forest products	53	50	3	6
- Intermodal	322	336	(14)	(4)

Total Freight Revenues	$1,459	$1,340	$119	9

Millions of Revenue Ton-Miles (RTM)
- Grain	8,430	8,600	(170)	(2)
- Coal	5,640	5,205	435	8
- Fertilizers and sulphur	4,952	4,042	910	23
- Industrial and consumer products	9,536	7,036	2,500	36
- Automotive	604	659	(55)	(8)
- Forest products	1,223	1,215	8	1
- Intermodal	5,778	6,054	(276)	(5)

Total RTMs	36,163	32,811	3,352	10

Freight Revenue per RTM (cents)
- Grain	3.73	3.35	0.38	11
- Coal	2.64	2.63	0.01	—
- Fertilizers and sulphur	3.06	3.12	(0.06)	(2)
- Industrial and consumer products	3.90	4.24	(0.34)	(8)
- Automotive	16.09	15.93	0.16	1
- Forest products	4.33	4.12	0.21	5
- Intermodal	5.58	5.55	0.03	1

Total Freight Revenue per RTM	4.04	4.08	(0.04)	(1)

Carloads (thousands)
- Grain	108	110	(2)	(2)
- Coal	81	78	3	4
- Fertilizers and sulphur	49	42	7	17
- Industrial and consumer products	127	115	12	10
- Automotive	35	42	(7)	(17)
- Forest products	18	18	—	—
- Intermodal	241	251	(10)	(4)

Total Carloads	659	656	3	—

Freight Revenue per Carload
- Grain	$2,906	$2,618	$288	11
- Coal	1,849	1,756	93	5
- Fertilizers and sulphur	3,067	3,000	67	2
- Industrial and consumer products	2,921	2,591	330	13
- Automotive	2,742	2,500	242	10
- Forest products	3,028	2,778	250	9
- Intermodal	1,339	1,339	—	—

Total Freight Revenue per Carload	$2,214	$2,043	$171	8

17

Summary of Rail Data (Page 3)

	First Quarter
	2013	2012 (1)	Fav/(Unfav)%

Operations Performance

Freight gross ton-miles (millions)	67,679	62,688	4,991	8
Train miles (thousands)	9,993	10,342	349	3
Average train weight - excluding local traffic (tons)	7,209	6,420	789	12
Average train length - excluding local traffic (feet)(2)	6,298	5,757	541	9
Average train speed - AAR definition (mph)	24.2	25.1	(0.9)	(4)
Average terminal dwell - AAR definition (hours)	15.7	17.3	1.6	9
Car miles per car day	222.0	208.4	13.6	7

Locomotive productivity (daily average GTMs/active HP)	205.5	174.8	30.7	18

Fuel efficiency(3)	1.13	1.23	0.10	8
U.S. gallons of locomotive fuel consumed (millions)(4)	75.7	76.6	0.9	1
Average fuel price (U.S. dollars per U.S. gallon)	3.55	3.50	(0.05)	(1)

Total employees (average)(5)	14,920	16,671	1,751	11
Total employees (end of period)(5)	15,112	16,862	1,750	10
Workforce (end of period)(6)	16,108	18,945	2,837	15

Safety

FRA personal injuries per 200,000 employee-hours	1.60	1.15	(0.45)	(39)
FRA train accidents per million train-miles	1.98	1.58	(0.40)	(25)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)

Incorporates a new reporting methodology where average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

(3)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(4)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(5)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(6)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

18

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Consolidated Financial Statements and related notes for the three months ended March 31, 2013 prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All information has been prepared in accordance with GAAP, except as described in Section 14, Non-GAAP Measures of this MD&A. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

April 24, 2013

In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 23, Glossary of Terms.

Unless otherwise indicated, all comparisons of results for the first quarter of 2013 are against the results for the first quarter of 2012.

1. BUSINESS PROFILE

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. We provide rail and intermodal transportation services over a network of approximately 14,400 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia (“B.C.”), and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, fertilizers and sulphur. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

2. STRATEGY

Canadian Pacific is driving change as it moves through its transformational journey to become the best railroad in North America, while creating long-term value for shareholders. The Company is focused on providing customers with industry leading rail service; driving sustainable, profitable growth; optimizing our assets; and reducing costs, while remaining a leader in rail safety.

Looking forward, CP is executing its strategic plan while aggressively targeting a mid-60s operating ratio for 2016. This plan is centered on five key foundations, which are the Company’s performance drivers.

Provide Service: Providing efficient and consistent transportation solutions for our customers. “Doing what we say we are going to do” is what drives CP by providing a reliable product with a lower cost operating model. Centralized planning aligned with local execution is bringing the company closer to the customer and accelerating decision-making.

Control Costs: Controlling and removing unnecessary costs from the organization, eliminating bureaucracy and continuing to identify productivity enhancements are the keys to success.

Optimize Assets: Through longer sidings, improved asset utilization, and increased train lengths, the Company will move increased volumes with fewer locomotives and cars while unlocking capacity for future growth potential.

Operate Safely: Each year, CP safely moves millions of carloads of freight across North America while ensuring the safety of our people and the communities through which we operate. Safety is never to be compromised. Continuous research and development in state-of-the-art safety technology and highly focused employees ensure our trains are built for safe, efficient operations across our network.

Develop People: CP recognizes none of the other foundations can be achieved without its people. Every CP employee is a railroader and the Company is shaping a new culture focused on a passion for service with integrity in everything it does. Coaching and mentoring managers into becoming leaders will help drive CP forward.

3. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation. These forward-looking statements include, but are not limited to statements concerning our defined benefit pension expectations for 2013 to 2016, our financial expectations for 2013 and 2016, as well as statements concerning our operations, anticipated financial performance, business prospects and strategies, as well as statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future, statements regarding future payments including income taxes and pension contributions, and capital expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes.

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 20, Business Risks and elsewhere in this MD&A. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.

Financial Assumptions

Defined benefit pension expectations for 2013 to 2016

Defined benefit pension contributions are currently estimated to be between $100 million and $125 million in each year to 2016. These contribution levels reflect the Company’s intentions with respect to the rate at which we apply the voluntary prepayments to reduce contribution requirements. Defined benefit pension expense for 2013 and 2014 is expected to be in the range of $50 million to $60 million per year, increasing to be in the range of $90 million to $110 million in 2015 and 2016. These pension contributions and pension expense estimates assume normal equity market returns and modest increases in bond yields over this period. In addition, there are a number of other economic and demographic assumptions on which these estimates are based. Adverse experience with respect to equity returns, bond yields or other factors may put upward pressure on pension expense and contributions in later years. We continue to monitor these factors. Pensions are discussed further in Section 21, Critical Accounting Estimates.

Canadian Pacific — 2013 MD&A — Q1

Financial expectations for 2013

The Company expects revenue growth to be in the high single digits; operating ratio to be in the low 70’s; and diluted earnings per share (“EPS”) to be in excess of 40% from 2012 annual diluted EPS, excluding significant items, discussed further in Section 14, Non-GAAP Measures, of $4.34. CP plans to spend in the range of $1.0 billion to $1.1 billion on capital programs in 2013, discussed further in Section 13, Liquidity and Capital Resources. Key assumptions for full year 2013 financial expectations include:

•	an average fuel cost per gallon of $3.45 U.S. per U.S. gallon;

•	Canadian and U.S. dollar exchange rate at par; and

•	an income tax rate in the range of 25% to 27%, discussed further in Section 10, Other Income Statement Items.

Financial expectations for 2016

CP is aiming for a full-year operating ratio in the mid-60s, cash flow before dividends of $900 million to $1,400 million for 2016, discussed further in Section 14, Non-GAAP Measures, and compound annual revenue growth of 4%-7% off the 2012 base. CP is also planning on annual capital spending in the range of $1.0 billion to $1.1 billion over this period. Key assumptions to reaching these goals include:

•	an average fuel cost per gallon of $3.45 U.S. per U.S. gallon;

•	Canadian and U.S dollar exchange rate being at par;

•	an income tax rate in the range of 25% to 27%;

•	CP becoming fully cash taxable during the four year period; and

•	the defined benefit pension expectations outlined above.

Undue reliance should not be placed on these assumptions and other forward-looking information.

4. ADDITIONAL INFORMATION

Additional information, including our Consolidated Financial Statements, Annual Information Form, press releases and other required filing documents, are available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

5. FINANCIAL HIGHLIGHTS

For the three months ended March 31
(in millions, except percentages and per share data)	2013	2012
Revenues	$1,495	$1,376
Operating income	362	274
Net income	217	142

Basic earnings per share (“EPS”)	1.25	0.83
Diluted earnings per share	1.24	0.82
Dividends declared per share	0.3500	0.3000

Return on capital employed (“ROCE”)(1)	7.4%	8.6%
Adjusted ROCE(2)(3)	10.1%	8.7%
Operating ratio	75.8%	80.1%
Free cash(3)	(7)	(40)

Total assets at March 31	15,027	14,236
Total long-term financial liabilities at March 31(4)	4,686	4,790

(1)

ROCE is defined as earnings before interest and taxes (“EBIT”) (on a rolling twelve month basis), divided by the average for the year of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP, and it is discussed further in Section 14, Non-GAAP Measures.

(2)

Adjusted ROCE is defined as EBIT excluding significant items (on a rolling twelve month basis) divided by the average for the year of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP. Adjusted ROCE and EBIT excluding significant items are discussed further in Section 14, Non-GAAP Measures.

(3)

This measure has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. This measure is discussed in Section 14, Non-GAAP Measures along with a reconciliation of free cash to GAAP cash position in Section 13, Liquidity and Capital Resources.

(4)	Excludes deferred income taxes: $2,258 million and $1,954 million; and other non-financial deferred liabilities of $1,391 million and $1,556 million at March 31, 2013 and 2012 respectively.

Canadian Pacific — 2013 MD&A — Q1

6. OPERATING RESULTS

Income

Operating income was $362 million in the first quarter of 2013, an increase of $88 million, or 32%, from $274 million in the same period of 2012.

This increase was primarily due to:

•	efficiency savings derived from improved operating performance and asset utilization;

•	increased volumes of traffic, as measured by revenue ton-miles (“RTMs”), generating higher freight revenue;

•	higher freight rates;

•	higher fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes with full margin coverage; and

•	a settlement of litigation related to management transition.

The increase in operating income was partially offset by:

•	higher volume variable expenses;

•	higher incentive and stock-based compensation expenses;

•	higher depreciation and amortization expense;

•	higher pension expense;

•	the 2012 receipt of a business interruption insurance recovery; and

•	wage and benefits inflation.

Net income was $217 million in the first quarter of 2013, an increase of $75 million, or 53%, from $142 million in the same period of 2012. This increase was primarily due to improved operating income and a decrease in Other income and charges, partially offset by an increase in income taxes.

Diluted Earnings per Share

Diluted EPS was $1.24 in the first quarter of 2013, an increase of $0.42, or 51% from $0.82 in the same period of 2012. This increase was primarily due to higher net income.

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as total operating expenses divided by total revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. The operating ratio was 75.8% in the first quarter of 2013, compared with 80.1% in the same period of 2012. This improvement was primarily due to improved operational performance driving efficiencies and higher traffic volumes, as measured by RTMs, discussed further in Section 8, Lines of Business.

Return on Capital Employed

The calculation of ROCE utilizes EBIT on a rolling twelve month basis. ROCE was 7.4% at March 31, 2013, compared with 8.6% in the same period of 2012. This decrease was primarily due to the reduction in EBIT as a result of charges for significant items incurred in the second and fourth quarters of 2012 and an increase in Total assets. Adjusted ROCE, which excludes significant items from EBIT, was 10.1% at March 31, 2013, compared with 8.7% at March 31, 2012. This increase was primarily due to an increase in Adjusted EBIT, discussed further in Section 14, Non-GAAP Measures.

ROCE, Adjusted ROCE and significant items are discussed further in Section 14, Non-GAAP Measures.

Calculation of Adjusted ROCE

(in millions)	2013	2012
EBIT for the twelve months ended March 31(1)(2)	$1,010	$1,100

Adjusted EBIT for the twelve months ended March 31(1)(2)	$1,374	$1,120

Average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt	$13,558	$12,836

ROCE (1)(2)	7.4%	8.6%

Adjusted ROCE(1)(2)(3)	10.1%	8.7%

(1)

EBIT, Adjusted EBIT, ROCE and Adjusted ROCE have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures are discussed further in Section 14, Non-GAAP Measures, which also includes a reconciliation of Operating income for the twelve months ended March 31, 2013 and 2012 to EBIT and Adjusted EBIT.

Canadian Pacific — 2013 MD&A — Q1

(2)	The amount is calculated on a twelve month rolling basis.
(3)

Adjusted ROCE is defined as Adjusted EBIT (on a rolling twelve month basis) divided by the average for the year of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP.

Impact of Foreign Exchange on Earnings

Fluctuations in foreign exchange (“FX”) affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses decrease when the Canadian dollar strengthens in relation to the U.S. dollar.

Canadian to U.S. dollar
Average exchange rates	2013	2012
For the three months ended - March 31	$1.01	$1.00

Canadian to U.S. dollar
Exchange rates	2013	2012
Beginning of quarter - January 1	$0.99	$1.02
End of quarter - March 31	$1.02	$1.00

Average Fuel Price
(U.S. dollars per U.S. gallon)	2013	2012
For the three months ended - March 31	$3.55	$3.50

Canadian Pacific — 2013 MD&A — Q1

7. PERFORMANCE INDICATORS

			%
For the three months ended March 31	2013	2012(1)	Change
Operations performance
Freight gross ton-miles (“GTMs”) (millions)	67,679	62,688	8
Train miles (thousands)	9,993	10,342	(3)
Average train weight – excluding local traffic (tons)	7,209	6,420	12
Average train length – excluding local traffic (feet)(2)	6,298	5,757	9
Average train speed – AAR definition (mph)	24.2	25.1	(4)
Average terminal dwell – AAR definition (hours)	15.7	17.3	(9)
Car miles per car day	222.0	208.4	7
Locomotive productivity (daily average GTMs/active horsepower (“HP”))	205.5	174.8	18
Fuel efficiency(3)	1.13	1.23	(8)
Total employees (average)(4)	14,920	16,671	(11)
Workforce (end of period)(5)	16,108	18,945	(15)
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.60	1.15	39
FRA train accidents per million train-miles	1.98	1.58	25

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)

Incorporates a new reporting methodology where average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

(3)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(4)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(5)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 23, Glossary of Terms.

Operations Performance

GTMs for the first quarter of 2013 were 67,679 million which increased by 8%, compared with 62,688 million in the same period of 2012. This increase was primarily due to higher traffic volumes in the Company’s bulk franchise.

Train miles for the first quarter of 2013 decreased by 3% compared with the same period of 2012. This decrease was primarily due to increases in both train weights and lengths and the Company’s successful execution of the operating plan.

Average train weight for the first quarter of 2013 was 7,209 tons, an increase of 789 tons or 12%, compared with 6,420 tons in the same period of 2012. Average train length for the first quarter of 2013 was 6,298 feet, an increase of 541 feet or 9%, compared with 5,757 feet in the same period of 2012. Average train weight and average length benefited from increased workload and the successful execution of our operating plan. Improvements to average train weight and length were further enabled by the siding extension strategy, which allowed for the operation of longer and heavier trains.

Average train speed decreased by 4% in the first quarter of 2013 compared with the same period of 2012. This decrease was primarily due to increased workload and higher bulk demand, which on average is heavier and slower, partially offset by the successful execution of the Company’s operating plan.

Average terminal dwell decreased by 9% in the first quarter of 2013 to 15.7 hours from 17.3 hours in the same period of 2012. This decrease was primarily due to our focus on yard productivity, terminal redesign, and the successful execution of the Company’s operating plan.

Car miles per car day were 222.0 in the first quarter of 2013, an increase of 7% compared to 208.4 in the same period of 2012. This increase was primarily due to the successful execution of the operating plan, terminal dwell improvements, and the reduction of active cars on-line.

Canadian Pacific — 2013 MD&A — Q1

Locomotive productivity, which is daily average GTMs per active HP, for the first quarter of 2013 was 205.5, an increase of 18% compared to the same period of 2012. These improvements are primarily the result of asset velocity due to more efficient operations, improved fleet reliability, and the successful execution of the operating plan, partially offset by increased workload.

Fuel efficiency in the first quarter of 2013 improved by 8% compared to the same period of 2012. This improvement is primarily due to the advancement of the Company’s fuel conservation strategies including the replacement of older units with newer more fuel efficient locomotives, and the successful execution of the Company’s operating plan.

The average number of total employees in the first quarter of 2013 decreased by 1,751, or 11%, from 16,671 compared with the same period in 2012, primarily due to job reductions as a result of continuing strong operational performance.

The workforce at the end of the first quarter of 2013 decreased by 2,837 or 15%, compared with March 31, 2012, primarily due to job reductions as a result of continuing strong operational performance and fewer contractors. At Canadian Pacific’s Investor Conference in New York on December 4-5, 2012, the company outlined plans to reduce approximately 4,500 employee and/or contractor positions, beginning June 30, 2012 to 2016, through job reductions, natural attrition and reducing the number of contractors. At March 31, 2013, the company has reduced approximately 3,400 employee and/or contractor positions from June 30, 2012.

Safety Indicators

Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.

The FRA personal injury rate per 200,000 employee-hours for CP was 1.60 for the first quarter of 2013, compared with 1.15 in the same period of 2012.

The FRA train accident rate for CP for the first quarter of 2013 was 1.98 accidents per million train-miles, compared with 1.58 in the same period of 2012.

8. LINES OF BUSINESS

Revenues

For the three months ended March 31
(in millions)	2013	2012	% Change
Freight revenues
Grain	$314	$288	9
Coal	149	137	9
Fertilizers and sulphur	152	126	21
Industrial and consumer products	372	298	25
Automotive	97	105	(8)
Forest products	53	50	6
Intermodal	322	336	(4)

Total freight revenues	1,459	1,340	9
Other revenues	36	36	—

Total revenues	$1,495	$1,376	9

Our revenues are primarily derived from transporting freight. Other revenues are generated primarily from the leasing of certain assets, switching fees, contracts with passenger service operators, and logistical services.

Freight Revenues

Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $1,459 million in the first quarter of 2013, an increase of $119 million, or 9% from $1,340 million in the same period of 2012.

This increase was primarily due to higher:

•	volumes of Industrial and consumer products, Fertilizers and sulphur and Coal;

•	freight rates for all lines of business; and

Canadian Pacific — 2013 MD&A — Q1

•	fuel surcharge revenues due to the change in fuel prices and an increase in traffic volumes with full margin coverage.

This increase was partially offset by lower traffic volumes for Intermodal and Automotive.

Fuel Cost Recovery Programs

The short-term volatility in fuel prices may adversely or positively impact expenses and revenues. CP employs a fuel cost recovery program designed to automatically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices.

Grain

Grain revenue for the first quarter of 2013 was $314 million, an increase of $26 million, or 9%, from $288 million in the same period of 2012.

This increase was primarily due to higher:

•	U.S. originating volumes due to strong demand for corn in the U.S. Midwest;

•	freight rates;

•	Canadian originating shipments to the west coast due to the stronger demand; and

•	fuel surcharge revenues due to the change in fuel prices.

This increase was partially offset by lower Canadian originating shipments to Eastern Canada due to a change in traffic patterns.

Coal

Coal revenue for the first quarter of 2013 was $149 million, an increase of $12 million, or 9%, from $137 million in the same period of 2012.

This increase was primarily due to higher Canadian originating shipments of metallurgical coal and fuel surcharge revenues due to the change in fuel prices and an increase in traffic volumes.

This increase was partially offset by a decrease in U.S. originating coal volumes due to an unplanned outage at a customer facility on our line.

Fertilizers and Sulphur

Fertilizers and sulphur revenue for the first quarter of 2013 was $152 million, an increase of $26 million, or 21%, from $126 million in the same period of 2012.

This increase was primarily due to higher:

•	potash shipments reflecting stronger demand;

•	fuel surcharge revenues due to the change in fuel prices and an increase in traffic volumes; and

•	freight rates.

Industrial and Consumer Products

Industrial and consumer products revenue for the first quarter of 2013 was $372 million, an increase of $74 million, or 25%, from $298 million in the same period of 2012.

This increase was primarily due to higher:

•	volumes as a result of strong market demand and growth in production of energy related commodities and for energy related inputs;

•	fuel surcharge revenues due to the change in fuel prices and an increase in traffic volumes; and

•	freight rates.

Automotive

Automotive revenue for the first quarter of 2013 was $97 million, a decrease of $8 million, or 8%, from $105 million in the same period 2012.

This decrease was primarily due to lower:

•	volumes due to an extended shutdown of a customer facility on our line;

•	volumes due to the exit from select customer lanes; and

•	fuel surcharge revenues due to a decrease in traffic volumes.

Canadian Pacific — 2013 MD&A — Q1

This decrease was partially offset by higher freight rates.

Forest Products

Forest products revenue for first quarter of 2013 was $53 million, an increase of $3 million, or 6%, from $50 million in the same period of 2012.

This increase was primarily due to higher lumber and panel shipments due to the improving U.S. housing market conditions and higher freight rates.

The increase was partially offset by reduced demand for other industrial related commodities in Forest products.

Intermodal

Intermodal revenue for the first quarter of 2013 was $322 million, a decrease of $14 million, or 4%, from $336 million in the same period of 2012.

This decrease was primarily due to:

•	the exit of certain customer contracts;

•	select terminal closures; and

•	lower fuel surcharge revenues due to a decrease in traffic volumes.

This decrease was partially offset by an increase in domestic container volumes and freight rates.

Other Revenue

Other revenue for the first quarter of 2013 was $36 million, unchanged from the same period of 2012.

Volumes

For the three months ended March 31	2013	2012	% Change
Carloads (in thousands)
Grain	108	110	(2)
Coal	81	78	4
Fertilizers and sulphur	49	42	17
Industrial and consumer products	127	115	10
Automotive	35	42	(17)
Forest products	18	18	—
Intermodal	241	251	(4)

Total carloads	659	656	—

Revenue ton-miles (in millions)
Grain	8,430	8,600	(2)
Coal	5,640	5,205	8
Fertilizers and sulphur	4,952	4,042	23
Industrial and consumer products	9,536	7,036	36
Automotive	604	659	(8)
Forest products	1,223	1,215	1
Intermodal	5,778	6,054	(5)

Total revenue ton-miles	36,163	32,811	10

Volumes in the first quarter of 2013, as measured by total carloads, increased by approximately 3,000 units, relatively unchanged compared to the same period of 2012.

The increase in carloads in the first quarter of 2013 was due to higher:

•	volumes as a result of strong market demand and growth in energy related commodities and for energy related inputs;

•	export and domestic potash shipments in Fertilizers and sulphur;

•	U.S. originating shipments in Grain; and

•	Canadian originating coal traffic.

Canadian Pacific — 2013 MD&A — Q1

The increase was offset by lower:

•	shipments of intermodal containers;

•	Canadian originating volumes in Grain due to a change in traffic patterns, which resulted in fewer volumes to Eastern Canada; and

•	overall traffic volumes in Automotive.

Revenue ton miles (“RTMs”) in the first quarter of 2013 increased by 3,352 million, or 10%, compared to the same period of 2012.

This increase was primarily due to higher shipments of:

•	energy related commodities which have an above average length of haul;

•	export and domestic potash; and

•	U.S. originating grain.

This increase was partially offset by lower shipments of:

•	Canadian originating grain;

•	intermodal containers; and

•	Automotive.

Freight Revenue per Carload

For the three months ended March 31
(dollars)	2013	2012	% Change
Freight revenue per carload
Grain	$2,906	$2,618	11
Coal	1,849	1,756	5
Fertilizers and sulphur	3,067	3,000	2
Industrial and consumer products	2,921	2,591	13
Automotive	2,742	2,500	10
Forest products	3,028	2,778	9
Intermodal	1,339	1,339	—

Total freight revenue per carload	$2,214	$2,043	8

Total freight revenue per carload in the first quarter of 2013 increased by 8% compared to the same period of 2012.

This increase was due to higher:

•	freight rates;

•	volumes of traffic generating higher freight revenue per carload; and

•	fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes with full margin coverage.

Freight Revenue per Revenue Ton-mile

For the three months ended March 31
(cents)	2013	2012	% Change
Freight revenue per revenue ton-mile
Grain	3.73	3.35	11
Coal	2.64	2.63	—
Fertilizers and sulphur	3.06	3.12	(2)
Industrial and consumer products	3.90	4.24	(8)
Automotive	16.09	15.93	1
Forest products	4.33	4.12	5
Intermodal	5.58	5.55	1

Total freight revenue per revenue ton-mile	4.04	4.08	(1)

Canadian Pacific — 2013 MD&A — Q1

Freight revenue per RTM in the first quarter of 2013 decreased by 1% compared to the same period in 2012.

The decrease was primarily due to:

•	higher volumes as a result of strong market demand for energy related commodities, which have an above average length of haul;

•	an increase in export shipments of potash, which generate lower revenue per RTM; and

•	a decrease in shipments of Intermodal and Automotive which generate higher revenue per RTM.

The decrease was partially offset by higher fuel surcharge revenues reflecting the change in fuel price and an increase in traffic volumes with full margin coverage and increased freight rates.

9. OPERATING EXPENSES

For the three months ended March 31
(in millions)	2013	2012	% Change
Operating expenses
Compensation and benefits	$402	$391	3
Fuel	270	269	—
Materials	72	64	13
Equipment rents	46	50	(8)
Depreciation and amortization	141	127	11
Purchased services and other	202	201	—

Total operating expenses	$1,133	$1,102	3

Operating expenses for the first quarter of 2013 were $1,133 million, an increase of $31 million, or 3%, from $1,102 million in the same period of 2012.

This increase was primarily due to:

•	higher volume variable expenses, as a result of an increase in workload as measured by GTMs;

•

higher incentive and stock-based compensation expense resulting from improved corporate performance, the increase in the share price, and the impact of the change in timing of the granting of stock-based awards;

•	higher depreciation and amortization expense resulting from higher depreciable assets from capital programs and accelerated depreciation on IT assets;

•	higher pension expense;

•	the 2012 receipt of a business interruption insurance recovery related to flooding in southern Alberta and Saskatchewan in 2010; and

•	higher wage and benefit inflation.

This increase was partially offset by:

•	efficiencies generated from improved operating performance and asset utilization;

•	a settlement of litigation related to management transition; and

•	higher land sales.

Compensation and Benefits

Compensation and benefits expense was $402 million in the first quarter of 2013, an increase of $11 million, or 3%, from $391 million in the same period of 2012.

This increase was primarily due to higher:

•

incentive and stock-based compensation expense resulting from improved corporate performance, the increase in the share price, and the impact of the change in timing of the granting of stock-based awards;

•	pension expense; and

•	wage and benefit inflation.

This increase was partially offset by:

•	road and yard crew efficiencies as a result of continuing strong operational performance;

•	lower costs achieved through job reductions; and

Canadian Pacific — 2013 MD&A — Q1

•	a reduction in training costs driven by the reduction in hiring of conductor trainees.

Fuel

Fuel expense was $270 million in the first quarter of 2013, an increase of $1 million, relatively unchanged from $269 million in the same period of 2012. This increase was primarily due to higher traffic volumes as measured by GTMs, offset by a favourable change in fuel efficiency, reflecting improved locomotive productivity, storage and return of older less fuel efficient locomotives and a continued focus on the Company’s fuel conservation strategies.

Materials

Materials expense was $72 million in the first quarter of 2013, an increase of $8 million, or 13%, from $64 million in the same period of 2012.

This increase was primarily due to higher third party freight car repair material costs, mostly offset by third party billings in Purchased services and other.

Equipment Rents

Equipment rents expense was $46 million in the first quarter of 2013, a decrease of $4 million or 8%, from $50 million in the same period of 2012. The decrease was primarily due to operating efficiencies which have contributed to improved asset velocity. As a result, the Company has required fewer freight cars and locomotives. This decrease was partially offset by lower receipts, reflecting reduced usage of CP owned cars by foreign railways, and higher lease rates.

Depreciation and Amortization

Depreciation and amortization expense was $141 million in the first quarter of 2013, an increase of $14 million, or 11%, from $127 million in the same period of 2012. This increase was primarily due to higher depreciable assets as a result of our capital program and the acceleration of depreciation on certain legacy IT assets as we invest and renew our IT infrastructure.

Purchased Services and Other

For the three months ended March 31
(in millions)	2013	2012	% Change
Purchased services and other
Support and facilities	$106	$99	7
Track and operations	45	43	5
Intermodal	39	37	5
Equipment	7	12	(42)
Casualty	13	17	(24)
Other	2	(3)	(167)
Land sales	(10)	(4)	150

Total purchased services and other	$202	$201	—

Purchased services and other expense was $202 million in the first quarter of 2013, an increase of $1 million, relatively unchanged from $201 million in the same period of 2012. This increase was primarily due to the 2012 receipt of a business interruption insurance recovery related to flooding in southern Alberta and Saskatchewan in 2010, included in Other, and higher property and other taxes included in Support and facilities.

This increase was partially offset by a settlement of litigation related to management transition included in Other, higher recoveries from third parties related to freight car repair costs, included in Equipment, higher land sales, and lower casualty expense.

10. OTHER INCOME STATEMENT ITEMS

Other Income and Charges

Other income and charges was an expense of $3 million in the first quarter of 2013, compared to an expense of $13 million in the same period of 2012. The decrease in Other income and charges was primarily due to advisory fees incurred in the first quarter of 2012 related to shareholders matters.

Canadian Pacific — 2013 MD&A — Q1

Net Interest Expense

Net interest expense was $70 million in the first quarter of 2013, essentially unchanged from $69 million in the same period of 2012.

Income Taxes

Income tax expense was $72 million in the first quarter of 2013, an increase of $22 million, or 44%, from $50 million in 2012. This increase was due to higher earnings in 2013.

The effective income tax rate for the first quarter of 2013 decreased compared with the effective tax rate for the first quarter of 2012, to 24.8% from 26.0%, respectively. This decrease was primarily due to the U.S. track maintenance tax credit for 2012, which was enacted in 2013.

We expect an effective income tax rate in 2013 of between 25% and 27%, which is based on certain estimates and assumptions for the year, discussed further in Section 20, Business Risks.

11. QUARTERLY FINANCIAL DATA

For the quarter ended (in millions, except per share data)	2013	2012				2011
	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Total revenue	$1,495	$1,502	$1,451	$1,366	$1,376	$1,408	$1,341	$1,265
Operating income	362	60	376	239	274	303	324	231
Net income	217	15	224	103	142	221	187	128

Basic earnings per share	$1.25	$0.08	$1.31	$0.60	$0.83	$1.31	$1.10	$0.76
Diluted earnings per share	$1.24	$0.08	$1.30	$0.60	$0.82	$1.30	$1.10	$0.75

Quarterly Trends

Volumes and revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.

12. CHANGES IN ACCOUNTING POLICY

2013 Accounting Changes

Accumulated Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, an amendment to FASB Accounting Standards Codification (“ASC”) Topic 220. The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for fiscal years, and interim periods within those years beginning after December 15, 2012. The disclosure requirements of this ASU for the three months ended March 31, 2013 are presented as a note in the Interim Consolidated Financial Statements.

Canadian Pacific — 2013 MD&A — Q1

13. LIQUIDITY AND CAPITAL RESOURCES

We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 18, Contractual Commitments and Section 19, Future Trends and Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed further in Section 20, Business Risks. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.

Operating Activities

Cash provided by operating activities was $267 million in the first quarter of 2013, an increase of $66 million from $201 million in the same period of 2012. This increase was primarily due to higher earnings offset in part by higher incentive compensation payments and the purchase of materials as part of the Company’s insourcing strategy in 2013.

Investing Activities

Cash used in investing activities was $212 million in the first quarter of 2013, an increase of $23 million from $189 million in the same period of 2012. This increase was due in part to proceeds of $33 million from the sale of long-term floating rate notes in 2012 and to a $20 million interest free loan made in 2013 pursuant to a court order to a corporation owned by a court appointed trustee to facilitate the acquisition of the building. This building will be held in trust until the resolution of legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building. If successful in these proceedings, title to the building will transfer to CP with an additional payment of $20 million; otherwise the loan will be repaid. These increases were partially offset by lower additions to properties in 2013.

Additions to properties (“capital programs”) in 2013 are currently expected to be in the range of $1.0 billion to $1.1 billion. Planned capital programs include approximately $865 million to preserve existing capacities through replacement or renewal of depleted assets, $175 million for network capacity expansions, business development projects and productivity initiatives, and $60 million to address capital regulated by governments, principally positive train control.

Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. These assumptions and other factors affecting our expectations for 2013 are discussed further in Section 20, Business Risks.

Financing Activities

Cash used in financing activities was $40 million in the first quarter of 2013, as compared with cash provided by financing activities of $19 million in the same period of 2012.

The increase in cash used in financing activities in the first quarter of 2013 was largely due to higher proceeds in 2012 from the issuance of US$71 million 4.28% Senior Secured Notes due in 2027 for net proceeds of $71 million.

The Company has available, as sources of financing, unused facilities of up to $604 million.

Debt to Total Capitalization

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total Shareholders’ equity as presented on our Consolidated Balance Sheets. At March 31, 2013, our debt to total capitalization decreased to 46.5%, compared with 49.5% at March 31, 2012. This decrease was largely due to an increase in equity driven by earnings and an increase in share capital resulting from the exercising of options during the last twelve months.

Canadian Pacific — 2013 MD&A — Q1

Calculation of Interest Coverage Ratio

(in millions)	2013	2012
EBIT for the twelve months ended March 31(1)(2)	$1,010	$1,100

Adjusted EBIT for the twelve months ended March 31(1)(2)	$1,374	$1,120

Net interest expense(2)	$277	$257

Interest coverage ratio(1)(2)	3.6	4.3

Adjusted interest coverage ratio(1)(2)	5.0	4.4

(1)

Interest coverage ratio, EBIT and Adjusted EBIT have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and significant items are described in this section and are discussed further in Section 14, Non-GAAP Measures, which also includes a reconciliation of Operating income for the twelve months ended March 31, 2013 and 2012 to EBIT and Adjusted EBIT.

(2)	The amount is calculated on a twelve month rolling basis.

Interest coverage ratio is measured, on a rolling twelve month basis, as earnings before interest and taxes (“EBIT”) divided by Net interest expense, discussed further in Section 14, Non-GAAP Measures. At March 31, 2013, our interest coverage ratio was 3.6, compared with 4.3 at March 31, 2012. This reduction was primarily due to a reduction in EBIT and an increase in Net interest expense, based on a twelve month period ending March 31, 2013. EBIT was negatively impacted by labour restructuring, asset impairment charges, advisory costs due to shareholder matters, and management transition costs, discussed further below.

Excluding significant items, Adjusted interest coverage ratio was 5.0 compared with 4.4 at March 31, 2012. This increase was primarily due to an increase in Adjusted EBIT based on the twelve month period ending March 31, 2013. Adjusted interest coverage ratio and significant items are discussed further in Section 14, Non-GAAP Measures.

Calculation of Free Cash(1)

(Reconciliation of free cash to GAAP cash position)
For the three months ended March 31 (in millions)	2013	2012
Cash provided by operating activities	$267	$201
Cash used in investing activities	(212)	(189)
Dividends paid	(61)	(51)
Foreign exchange effect on cash and cash equivalents	(1)	(1)

Free cash(1)	(7)	(40)
Cash provided by financing activities, excluding dividend payment(1)	21	70

Increase in cash and cash equivalents, as shown on the Consolidated Statements of Cash Flows	14	30
Cash and cash equivalents at beginning of period	333	47

Cash and cash equivalents at end of period	$347	$77

(1)

Free cash and cash provided by financing activities, excluding dividend payment have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Free cash is discussed further in Section 14, Non-GAAP Measures.

Free cash flow was negative $7 million in the first quarter of 2013, compared with negative free cash of $40 million in the same period of 2012. This improvement in free cash was primarily due to higher earnings and lower additions to properties in 2013, partially offset by:

•	higher incentive compensation payments;

•	the purchase of materials as part of the Company’s insourcing strategy;

•	a loan made to a court appointed trustee to facilitate the acquisition of a building; and

•	proceeds from the sale of long-term floating rate notes in the comparative period.

Canadian Pacific — 2013 MD&A — Q1

Free cash is affected by the seasonal fluctuations discussed in Section 11, Quarterly Financial Data and by other factors including the size of our capital programs. Capital additions in the first quarter of 2013 were $203 million, $30 million lower than in the same period of 2012. Our 2013 capital programs are discussed further above.

14. NON-GAAP MEASURES

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude other significant items that are not among our normal ongoing revenues and operating expenses. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Significant items are discussed further below.

Free cash and cash flow before dividends are non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provide a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from FX fluctuations. Free cash is discussed further and is reconciled to the change in cash and cash equivalents as presented in the financial statements in Section 13, Liquidity and Capital Resources. Cash provided by financing activities, excluding dividend payments, reflects financing activities cash flows not included in the computation of free cash. Cash flow before dividends is calculated as cash provided by operating activities less cash used in investing activities.

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of our debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. The ratio, measured as EBIT divided by Net interest expense is reported quarterly and is measured on a twelve month rolling basis. Interest coverage ratio is discussed further in Section 13, Liquidity and Capital Resources.

The interest coverage ratio, excluding significant items, also referred to as Adjusted interest coverage ratio, is calculated as Adjusted EBIT divided by Net interest expense. By excluding significant items which affect EBIT, Adjusted interest coverage ratio provides a metric that is more comparable on a period to period basis. Interest coverage ratio and Adjusted interest coverage ratio are discussed further in Section 13, Liquidity and Capital Resources.

ROCE is an all-encompassing measure of performance which measures how productively the Company uses its assets. ROCE is defined as EBIT (on a rolling twelve month basis) divided by the average for the year of total assets, less current liabilities excluding the current portion of long-term debt. ROCE, excluding significant items, also referred to Adjusted ROCE is calculated as Adjusted EBIT divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. By excluding significant items which affect EBIT, Adjusted ROCE provides a metric that is more comparable on a period to period basis. ROCE and Adjusted ROCE are discussed further in Section 6, Operating Results.

Interest coverage ratio and ROCE include EBIT, a non-GAAP measure, which can be calculated as Operating income less Other income and charges. Adjusted EBIT is calculated as Operating income, excluding significant items less other income and charges and significant items that are reported in Other income and charges on our income statement. A reconciliation of Operating income for the twelve months ended March 31, 2013 and 2012 to EBIT and Adjusted EBIT, each for the twelve months ended March 31, 2012 and 2013, is presented below:

Canadian Pacific — 2013 MD&A — Q1

Reconciliation of Operating income for the twelve months ended March 31, 2013 and 2012 to EBIT and Adjusted EBIT

(in millions)	2013	2012
Operating income for the twelve months ended March 31	$1,037	$1,132
Less:
Other income and charges	27	32

EBIT for the twelve months ended March 31(1)(2)	1,010	1,100
Significant items:
Labour restructuring	53	—
Asset impairments	265	—
Advisory costs related to shareholder matters	13	20
Management transition	33	—

Adjusted EBIT for the twelve months ended March 31(1)(2)	$1,374	$1,120

(1)

EBIT and Adjusted EBIT have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and significant items are described in this section.

(2)	The amount is calculated on a twelve month rolling basis.

Significant Items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, and other items that are not normal course business activities.

Labour Restructuring

In the fourth quarter of 2012, CP recorded a charge of $53 million for a labour restructuring initiative. The resulting position reductions are expected to be completed by the end of 2014, with the majority of management and union positions to be eliminated by the end of 2013.

Asset Impairments

During the fourth quarter of 2012, the Company recorded an asset impairment charge related to its investment in the Powder River Basin (“PRB”) and another investment of $185 million and an impairment loss on a certain series of locomotives of $80 million.

Advisory Costs Related to Shareholder Matters

In January 2012, Pershing Square Capital Management, L.P. (“Pershing Square”) launched a proxy contest in order to replace a minority of the Board of Directors of the Company (the “Board”) and to advocate for management change (the “Proxy Contest”). As a result of this contest, the Company incurred $14 million in advisory costs (“advisory costs associated with shareholder matters”) in the first quarter of 2012, $13 million in the second quarter of 2012, with a further $6 million incurred in the fourth quarter of 2011. The proxy contest was settled in May 2012 with changes described below in “Management Transition”.

Management Transition

On June 28, 2012, Mr. E. Hunter Harrison was appointed by the Board as President and Chief Executive Officer. As a result of the appointment of Mr. E. Hunter Harrison, the Company recorded a charge of $38 million with respect to compensation and other transition costs, including $2 million of associated costs, in the second quarter of 2012. The Company also recorded a charge of $4 million in the second quarter of 2012 with respect to a retirement allowance for Mr. Fred Green, our former CEO.

On February 3, 2013, CP reached a settlement with Mr. E. Hunter Harrison’s former employer which resulted in CP receiving US$9 million in complete satisfaction of certain amounts which had been subject to legal proceedings. This amount was recorded in Purchased Services and Other in the first quarter of 2013.

15. BALANCE SHEET

Total Assets

Total assets were $15,027 million at March 31, 2013, compared with $14,727 million at December 31, 2012. This increase was primarily due to an increase in:

•	Net Properties due to our 2013 capital plan additions in excess of depreciation;

•	Accounts receivable, net, largely reflecting an increase in customer billings;

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•	Materials and supplies to support the 2013 capital program, the purchase of mechanical and engineering materials as part of the Company’s insourcing strategy and higher traffic volumes; and

•	Other assets and deferred charges driven by a loan to a court appointed trustee to facilitate the purchase of a building.

Total Liabilities

Total liabilities were $9,578 million at March 31, 2013, compared with $9,630 million at December 31, 2012.

This decrease was primarily due to lower pension and other benefits liabilities primarily as a result of pension plan amendments, discussed further in Section 21, Critical Accounting Estimates, as well as a reduction in Accounts payable and accrued liabilities resulting from incentive and share based compensation payments and lower capital program activity during the quarter compared to the fourth quarter of 2012. This decrease was partially offset by an increase in Deferred income tax liabilities as a result of deferred income taxes on first quarter earnings and other comprehensive income and FX as well as an increase in Long term debt due to FX.

Shareholders’ Equity

At March 31, 2013, our Consolidated Balance Sheet reflected $5,449 million in equity, compared with $5,097 million at December 31, 2012. This increase was primarily due to:

•	Net income in excess of dividends;

•	a reduction in Accumulated other comprehensive loss driven by the pension plan amendments; and

•	an increase in Share capital as stock options were exercised.

Share Capital

At April 24, 2013, 174,747,810 common shares and no preferred shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At April 24, 2013, 4.9 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, as well as stand-alone option agreements entered into with Mr. E. Hunter Harrison and Mr. Keith Creel. 2.7 million additional options may be issued in the future under the MSOIP and Director’s Stock Option Plan.

Dividends

On February 22, 2013, our Board of Directors declared a quarterly dividend of $0.3500 per share (2012-$0.3000 per share) on the outstanding common shares. The dividend is payable on April 29, 2013 to holders of record at the close of business on March 28, 2013.

16. FINANCIAL INSTRUMENTS

Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,771 million and a carrying value of $4,744 million at March 31, 2013. At December 31, 2012, long-term debt had a fair value of approximately $5,688 million and a carrying value of $4,690 million. The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

Derivative Financial Instruments

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

The nature and extent of CP’s use of financial instruments, as well as the risks associated with the instruments have not changed from our MD&A for the year ended December 31, 2012, except as described below:

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Foreign Exchange Management

Net Investment Hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment.

Foreign Exchange Forward Contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

At March 31, 2013, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019, unchanged from December 31, 2012. At March 31, 2012, the Company had FX forward contracts to fix the exchange rate on US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During the three months ended March 31, 2013, an unrealized foreign exchange gain of $5 million was recorded in Other income and charges in relation to these derivatives compared to an unrealized loss of $4 million in the three months ended March 31, 2012. The gains in 2013 recorded in Other income and charges were largely offset by the unrealized losses on the underlying debt which the derivatives were designated to hedge. Similarly, the losses in 2012 were largely offset by the unrealized gains on the underlying debt.

At March 31, 2013, the unrealized gain derived from these FX forwards was $13 million of which $2 million was included in Other current assets and $11 million in Other assets with the offset reflected as an unrealized gain of $6 million in Accumulated other comprehensive loss and as an unrealized gain of $7 million in Retained earnings. At March 31, 2012, the unrealized gain derived from these FX forwards was $6 million which was included in Other assets with the offset reflected as an unrealized gain of $3 million in Accumulated other comprehensive loss and as an unrealized gain of $3 million in Retained earnings.

Interest Rate Management

At March 31, 2013 and December 31, 2012, the Company had no outstanding interest rate swaps.

Fuel Price Management

Energy Futures

In the past, to address the residual portion of CP’s fuel costs not mitigated by its fuel recovery programs, CP had a systematic hedge program. As a result of improving coverage from its fuel cost recovery programs, CP exited its hedging program during the first quarter of 2013.

During the three months ended March 31, 2013, the Company settled its remaining diesel futures contracts, accounted for as cash flow hedges, to purchase 20 million U.S. gallons during the period January to December 2013 for a realized gain and proceeds of $2 million. During the period $1 million of this gain was recorded as a reduction to Fuel expense and $1 million was reflected in Accumulated other comprehensive loss to be amortized to Fuel expense in 2013 as the related diesel is purchased. During the three months ended March 31, 2012, the impact of settled swaps decreased Fuel expense by $1 million, as a result of realized gains.

At March 31, 2013, the Company had no remaining diesel futures contracts. At December 31, 2012, the unrealized loss on these contracts was negligible.

17. OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

At March 31, 2013, the Company had residual value guarantees on operating lease commitments of $156 million, compared to $162 million at March 31,2012. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At March 31, 2013, these accruals amounted to $7 million, compared to $7 million on March 31, 2012.

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18. CONTRACTUAL COMMITMENTS

The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

At March 31, 2013 Payments due by period			2014 &	2016 &	2018 &
(in millions)	Total	2013	2015	2017	beyond
Contractual commitments
Long-term debt	$4,506	$35	$174	$58	$4,239
Capital lease	272	3	136	8	125
Operating lease(1)	747	107	211	140	289
Supplier purchase	1,750	294	333	251	872
Other long-term liabilities(2)	687	100	142	117	328

Total contractual commitments	$7,962	$539	$996	$574	$5,853

(1)

Residual value guarantees on certain leased equipment with a maximum exposure of $156 million, discussed further in Section 17, Off-Balance Sheet Arrangements, are not included in the minimum payments shown above; as management believes that we will not be required to make payments under these residual guarantees.

(2)

Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plan, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2013 to 2022. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 21, Critical Accounting Estimates. Deferred income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2018 & beyond” category in this table. Deferred income taxes are discussed further in Section 21, Critical Accounting Estimates.

19. FUTURE TRENDS AND COMMITMENTS

The information on future trends and commitments disclosed in our MD&A for the year ended December 31, 2012 remains substantially unchanged, except as updated as follows:

Agreements and Recent Developments

On December 4, 2012, CP announced its intention to explore strategic options for its main line track from Tracy, MN west into South Dakota, Nebraska and Wyoming and invited expressions of interest from prospective partners.

The line includes approximately 660 miles of track which encompasses CP’s current operations between Tracy, MN and Rapid City, SD, north of Rapid City to Colony, WY, south of Rapid City to Dakota Jct., NE and connecting branchlines. CP has operated the rail line in this area since it assumed operational control of the DM&E railroad in 2008. A number of grain, ethanol, clay and merchandise customers are served in the area.

The Company has received preliminary expressions of interest for the line and is in the process of evaluating them and deciding on next steps.

Changes in Executive Officers

Effective February 5, 2013, Mr. Keith Creel was appointed as President and Chief Operating Officer. Mr. E. Hunter Harrison remains Chief Executive Officer of the company.

Stock Price

The market value per CP common share, as listed on the Toronto Stock Exchange was $132.54 at the end of the first quarter of 2013, an increase of $31.64 from $100.90 at the beginning of the quarter. The market value was $75.71 at the end of first quarter of 2012, an increase of $6.70 from $69.01 at the beginning of the quarter. This change in share price contributes to increases in the value of our outstanding stock-based compensation.

Environmental

Cash payments related to our environmental remediation program, described in Section 21, Critical Accounting Estimates, totaled $1 million in the first quarter of 2013, compared with $1 million in same period of 2012. Cash payments for environmental initiatives are estimated to be approximately $12 million for the remainder of 2013, $11 million in 2014, $10 million in 2015 and a total of approximately $57 million over the remaining years through 2023, which will be paid in decreasing amounts. All payments will be funded from general operations.

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We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for future expected costs to be incurred over approximately 10 years. The work is overseen by various state regulatory divisions relating to site investigation and remediation to ensure work is completed in accordance with applicable standards.

Certain Other Financial Commitments

At March 31, 2013 Amount of commitment per period			2014 &	2016 &	2018 &
(in millions)	Total	2013	2015	2017	beyond
Commitments
Letters of credit	$396	$395	$1	$—	$—
Capital commitments	357	264	89	3	1

Total commitments	$753	$659	$90	$3	$1

In addition to the financial commitments mentioned previously in Section 17, Off-Balance Sheet Arrangements and Section 18, Contractual Commitments, we are party to certain other financial commitments set forth in the table above and discussed below.

Letters of Credit

Letters of credit are obtained mainly to provide security to third parties under the terms of various agreements, including workers’ compensation and supplemental pension. We are liable for these contractual amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.

Capital Commitments

We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we have entered into contracts with suppliers to make various capital purchases related to track programs. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

Pension Plan Deficit

A description of our future expectations related to the Company’s pension plans are included in Section, 21, Critical Accounting Estimates.

Restructuring

Cash payments related to severance under all committed restructuring initiatives totaled $9 million during the first quarter of 2013, compared with $7 million in the same period of 2012. Cash payments for restructuring initiatives are estimated to be approximately $53 million for the remainder of 2013, $15 million in 2014, $8 million in 2015, and a total of approximately $6 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.

20. BUSINESS RISKS

In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through risk management strategies including the insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.

As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management framework to support consistent achievement of key business objectives through daily proactive management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, reputation impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks to which we are exposed, nor will our mitigation strategies eliminate all risks listed.

Competition

We face significant competition for freight transportation in Canada and the U.S., including competition from other railways and trucking and barge companies. Competition is based mainly on price, quality of service and access to

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markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. The cost structure and service of our competitors could impact our competitiveness and have a materially adverse impact on our business or operating results. Certain aspects of competition in Canada are also subject to regulation and are discussed further in Regulatory Authorities below.

To mitigate competition risk, our strategies include:

•

creating long-term value for customers and shareholders by profitably growing through collaborative supply chain solutions and aligned investments with our customers, delivering competitive and reliable service, developing markets that are consistent with our network’s strengths and enhancing our network capability, and selective use of long-term contracts;

•	renewing and maintaining infrastructure to enable safe and fluid operations;

•	improving handling through our operating plan to reduce costs and enhance quality and reliability of service; and

•	exercising a disciplined yield approach to competitive contract renewals and bids.

Liquidity

On October 31, 2011, CP completed arrangements with 12 highly rated financial institutions for a committed $1.0 billion four year revolving credit agreement. This agreement incorporates a revolving facility limit of $600 million and a separate letter of credit facility limit of $400 million at pre-agreed pricing and has the ability to annually extend the term for an additional year with the consent of the lenders. The $1.0 billion revolving credit agreement also contains an accordion feature to accommodate up to an additional $300 million. At March 31, 2013, CP had available $460 million under the revolving facility limit and $144 million available under the letter of credit facility limit, of which the Company had utilized $396 million solely for letters of credit under both facilities. The agreement requires the Company not to exceed a maximum debt to total capitalization ratio. At March 31, 2013, the Company satisfied this threshold stipulated in the financial covenant. In addition, should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, the Company’s credit agreement will also require it to maintain a minimum fixed charge coverage ratio.

It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.

The Company’s cash balances are invested in a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.

Regulatory Authorities

Regulatory Change

Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how we manage many aspects of our railway operations and business activities. Our operations are primarily regulated by the Canadian Transportation Agency (“the Agency”) and Transport Canada in Canada and the FRA and the STB in the U.S. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environmental and other matters. No assurance can be given to the content, timing or effect on CP of any anticipated additional legislation or future legislative action.

The Canada Transportation Act (“CTA”) provides shipper rate and service remedies, including Final Offer Arbitration (“FOA”), competitive line rates and compulsory inter-switching in Canada. The Agency regulates the grain revenue cap, commuter and passenger access, FOA, and charges for ancillary services and railway noise. For the grain crop year beginning August 1, 2012 the Agency announced a 9.5% increase in the Volume-Related Composite Price Index (“VRCPI”), a cost inflator used in calculating the grain maximum revenue entitlement for CP and Canadian National Railway. Grain revenues are impacted by several factors including volumes and VRCPI.

Transport Canada regulates safety-related aspects of our railway operations in Canada through the Railway Safety Act (“RSA”). On October 7, 2011, the Government introduced amendments to the RSA. The Bill received Royal Assent on May 17, 2012. The amendments to the RSA do not have a material impact on CP’s operating practices.

On August 12, 2008, Transport Canada announced a review focused on understanding the nature and extent of problems and best practices within the logistics chain, with a focus on railway performance in Canada. On March 18, 2011 the panel conducting the review released its final report and the Government of Canada announced its response. On the same day, the federal government announced a series of supply chain initiatives to take place over the next several months, including the intention to table a bill to give shippers the right to a service agreement. Prior to tabling legislation on rail service, the Minister appointed a facilitator to lead a process between railways and shippers to develop a service agreement template and a commercial dispute resolution. The facilitator’s report was issued on June 22, 2012. The report provides guidance on how rail service can be negotiated between a shipper and a railway, through a service agreement template, and a process for commercial dispute resolution.

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On December 11, 2012 the Government of Canada introduced proposed legislation to amend the CTA to require a railway company, on a shipper’s request, to make the shipper an offer to enter into a contract respecting the manner in which the railway company must fulfill its service obligations to the shipper. To exercise the new right to a service contract, a shipper will first have to request one from the railway. The railway will then be obligated to respond within 30 days. If an agreement cannot be reached through commercial negotiations, service arbitration would be available to a shipper to establish the terms of service. To access the remedy, a shipper would have to satisfy the Agency that an attempt was made to resolve the matter with the railway. It is too soon to determine if these initiatives will have a material impact on the Company’s financial condition and results of operations.

The FRA regulates safety-related aspects of our railway operations in the U.S. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. The Railway Safety Improvement Act requires, among other things, the implementation of Positive Train Control (“PTC”) by the end of 2015; limits freight rail crews’ duty time; and requires development of a crew fatigue management plan. The requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations. Congress is scheduled to reauthorize both the Railway Safety Improvement Act and the Passenger Rail Investment and Improvement Act during 2013.

The STB regulates commercial aspects of CP’s railway operations in the U.S. The STB is an economic regulatory agency that Congress charged with the fundamental mandate of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body.

In July 2011, the STB revised rules relating to railway rate cases to address, among other things, concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. Under the new rules, few cases have been filed, and no case has been filed against the Company. It is too soon to assess the possible impact on CP of such new rules.

The STB held a hearing to review existing exemptions from railroad-transportation regulations for certain commodities, boxcar and intermodal freight in February 2011 and a hearing on rail competition in June 2011. The industry and CP participated. In July 2012, the STB announced proposed rules to address its rate case processes. As well in July 2012, the STB requested interested parties to provide empirical information about the impact of the National Industrial Transportation League’s proposal for new rules for competitive switching which had been advanced in an earlier petition. Both of these matters continue in 2013.

To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”).

Security

We are subject to statutory and regulatory directives in Canada and the U.S. that address security concerns. CP plays a critical role in the North American transportation system. Our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security in the U.S. include speed restrictions, chain of custody and security measures which can impact service and increase costs for the transportation of hazardous materials, especially toxic inhalation materials. Legislative changes in Canada to the Transportation of Dangerous Goods Act are expected to add new security regulatory requirements similar to those in the U.S. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and U.S. government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.

As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:

•

to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

•

to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of the Vehicle and Cargo Inspection System at five of our border crossings;

•

to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

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•	to reduce toxic inhalation risk in high threat urban areas, we work with the Transportation Security Administration; and

•

to comply with U.S. regulations for rail security sensitive materials, we have implemented procedures to maintain positive chain of custody and are performing annual route assessments to select and use the route posing the least overall safety and security risk.

Positive Train Control

In the U.S., the Rail Safety Improvement Act requires Class 1 railroads to implement by December 31, 2015, interoperable PTC on main track in the U.S. that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to US$325 million. As at March 31, 2013, total expenditures related to PTC were approximately $103 million, including approximately $8 million for the first three months of 2013, discussed further in Section 13, Liquidity and Capital Resources.

Labour Relations

Currently none of our union agreements are under renegotiation. All of the Canadian bargaining agreements are in place through at least December 31, 2014. All of our U.S. collective bargaining agreements are in place until the end of 2014, with the exception of two agreements on the DM&E which are amendable at the end of 2013.

At March 31, 2013, approximately 78% of our workforce was unionized and approximately 75% of our workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with seven of seven bargaining units that represent our employees in Canada and 32 of 32 bargaining units that represent employees in our U.S. operations.

Canada

We are party to collective agreements with seven bargaining units in our Canadian operations. As of March 31, 2013, agreements were in place with all seven bargaining units.

Of the collective agreements that are in effect, four expire at the end of 2017 (Canadian Pacific Police Association (“CPPA”) – representing CP police employees, United Steelworkers (“USW”) – representing clerical workers, Teamster Canada Rail Conference (“TCRC”) – Maintenance of Way Employees Division (“MWED”) – representing track maintenance employees and the International Brotherhood of Electrical Workers (“IBEW”) – representing signals employees). Agreements with the TCRC, representing running trade employees (“TCRC-RTE”), the TCRC-RCTC, representing rail traffic controllers, and the Canadian Auto Workers (“CAW”) – representing car and locomotive repair employees expire at the end of 2014.

U.S.

We are party to collective agreements with fourteen bargaining units of our Soo Line subsidiary, thirteen bargaining units of our D&H subsidiary, and five bargaining units of our DM&E subsidiary.

Soo Line has settled contracts with all fourteen bargaining units representing train service employees, car repair employees, locomotive engineers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, electricians, sheet metal workers, and mechanical labourers as a result of national bargaining with the other U.S. Class 1 railroads.

D&H has settled contracts for all thirteen bargaining units, including locomotive engineers, train service employees, car repair employees, signal maintainers, yardmasters, electricians, machinists, mechanical labourers, track maintainers, clerks, police, engineering supervisors and mechanical supervisors, as a result of stand-by agreements on wage, benefits, and rules negotiations at the national table.

DM&E has agreements in place with five bargaining units which cover all DM&E engineers and conductors, signal and communication workers, mechanics and maintenance of way workers. The agreement with the bargaining unit covering track maintainers was ratified November 27, 2012, and was fully effective January 1, 2013.

All collective bargaining agreements on the three U.S. subsidiary properties become amendable December 31, 2014, except the locomotive engineers and conductors agreements on the DM&E which become amendable December 31,

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2013. CP is currently in discussions with the United Transportation Union (“UTU”) on all three properties pertaining to an “hourly wage agreement”.

Environmental Laws and Regulations

Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.

We have implemented a comprehensive Environmental Management System to facilitate the reduction of environmental risk. CP’s annual Corporate and Operations Environmental Plans state our current environmental goals, objectives and strategies.

Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits are located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.

We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Safety, Operations and Environment Committee established by the Board of Directors.

We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:

•	protecting the environment;

•	ensuring compliance with applicable environmental laws and regulations;

•	promoting awareness and training;

•	managing emergencies through preparedness; and

•	encouraging involvement, consultation and dialogue with communities along our lines.

Climate Change

In both Canada and the U.S., the federal governments have not designated railway transportation as a large final emitter with respect to greenhouse gas (“GHG”) emissions. The railway transportation industry is currently not regulated with respect to GHG emissions, nor do we operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S. However, the timing and specific nature of those changes are difficult to predict. Specific instruments such as carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the Company transports.

The fuel efficiency of railways creates a significant advantage over trucking, which currently handles a majority of the market share of ground transportation. Although trains are already three times more fuel efficient than trucks on a per ton-mile basis, we continue to adopt new technologies to minimize our fuel consumption and GHG emissions.

Potential physical risks associated with climate change include damage to railway infrastructure due to extreme weather effects, (i.e. increased flooding, winter storms). Improvements to infrastructure design and planning are used to mitigate the potential risks posed by weather events. The Company maintains flood plans, winter operating plans, an avalanche risk management program and geotechnical monitoring of slope stability.

Financial Risks

Pension Funding Volatility

A description of our pension funding volatility related to the Company’s pension plans is included in Section 21, Critical Accounting Estimates.

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Fuel Cost Volatility

Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, unplanned infrastructure failures, labour and political instability and the ability of certain countries to comply with agreed-upon production quotas.

Our mitigation strategy consists of fuel cost recovery programs which reflect changes in fuel costs that are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.

In the past, to address the residual portion of our fuel costs not mitigated by our fuel recovery programs, CP had a systematic hedge program. As result of improving coverage from our fuel cost recovery programs, CP exited its hedging program during the first quarter of 2013. Fuel price management is discussed further in Section 16, Financial Instruments.

Foreign Exchange Risk

Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, and Canadian, U.S. and international monetary policies. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. On average, a $0.01 strengthening (or weakening) of the Canadian dollar reduces (or increases) EPS by approximately $0.02 to $0.04 per share. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, we may sell or purchase U.S. dollar forwards at fixed rates in future periods. In addition, changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by us more or less competitive in the world marketplace and may in turn positively or negatively affect our revenues. Foreign exchange management is discussed further in Section 16, Financial Instruments.

Interest Rate Risk

In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 16, Financial Instruments.

General and Other Risks

Transportation of Hazardous Materials

Railways, including CP, are legally required to transport hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation hazard commodities such as chlorine and anhydrous ammonia could result in catastrophic losses from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Supply Chain Disruptions

The North American transportation system is integrated. CP’s operations and service may be negatively impacted by service disruptions of other transportation links such as ports, handling facilities, customer facilities, and other railways. A prolonged service disruption at one of these entities could have a material adverse effect on CP’s operations, financial condition and liquidity.

Reliance on Technology and Technological Improvements

Information technology is critical to all aspects of our business. While we have business continuity and disaster recovery plans in place, a significant disruption or failure of one or more of our information technology or communications systems could result in service interruptions or other failures and deficiencies which could have a material adverse effect on our results of operations, financial condition and liquidity. If we are unable to acquire or implement new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on our results of operations, financial condition and liquidity.

Canadian Pacific — 2013 MD&A — Q1

Qualified Personnel

Changes in employee demographics, training requirements, and the availability of qualified personnel, particularly locomotive engineers and train-persons, could negatively impact the Company’s ability to meet demand for rail service. We have workforce planning tools and programs in place and are undertaking technological improvements to assist with manual tasks. Unpredictable increases in the demand for rail services may increase the risk of having insufficient numbers of trained personnel, which could have a material adverse effect on our results of operations, financial condition and liquidity. In addition, changes in operations and other technology improvements may significantly impact the number of employees.

Severe Weather

We are exposed to severe weather conditions including floods, avalanches, mudslides, extreme temperatures and significant precipitation that may cause business interruptions that can adversely affect our entire rail network and result in increased costs, increased liabilities, and decreased revenue, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Supplier Concentration

Due to the complexity and specialized nature of rail equipment and infrastructure, there can be a limited number of suppliers of this equipment and material available. Should these specialized suppliers cease production or experience capacity or supply shortages, this concentration of suppliers could result in CP experiencing cost increases or difficulty in obtaining rail equipment and materials. While CP manages this risk by sourcing key products and services from multiple suppliers whenever possible, widespread business failures of suppliers could have a material adverse effect on CP’s operations, financial condition and liquidity.

General Risks

There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include:

•	with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations;

•	with respect to coal volumes, global steel production;

•	with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices being important factors; and

•	with respect to sulphur volumes, gas production levels in southern Alberta, industrial production and fertilizer production, both in North America and abroad.

The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending being the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.

Adverse changes to any of the factors outside of CP’s control which affect CP’s bulk traffic, the merchandise commodities transported by CP or CP’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CP’s operations, financial condition and liquidity.

We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increase in maintenance and operational costs, uncertainties of litigation, risks and liabilities arising from derailments and technological changes.

21. CRITICAL ACCOUNTING ESTIMATES

To prepare consolidated financial statements that conform with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, deferred income taxes, legal and personal injury liabilities and goodwill and intangible assets.

Canadian Pacific — 2013 MD&A — Q1

The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit Committee, which is comprised entirely of independent directors. There have been no significant changes in the Critical Accounting Estimates discussed in the 2012 annual MD&A, except as discussed below:

Environmental Liabilities

At March 31, 2013, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $90 million, of which the long-term portion amounting to $78 million was included in Other long-term liabilities and the short-term portion amounting to $12 million was included in Accounts payable and accrued liabilities. Total payments were $1 million in the first quarter of 2013 compared with $1 million in the same period of 2012. The U.S. dollar-denominated portion of the liability was affected by the change in FX, resulting in an increase in environmental liabilities of $1 million in the first quarter of 2013 compared with a decrease of $1 million in the same period of 2012.

Pensions and Other Benefits

Pension benefit liabilities of $681 million are included in Pension and other benefit liabilities and $8 million in Accounts payable and accrued liabilities on our March 31, 2013 Consolidated Balance Sheet, compared to pension benefit liabilities of $876 million in Pension and other benefit liabilities and $8 million in Accounts payable and accrued liabilities on our December 31, 2012 Consolidated Balance Sheet. We also included post-retirement benefits accruals of $386 million in Pension and other benefit liabilities and $21 million in Accounts payable and accrued liabilities on our March 31, 2013 Consolidated Balance Sheet. Accruals for self-insured workers compensation and long-term disability benefit plans are discussed in the Legal and Personal Injury Liabilities section below.

Net periodic benefit costs for pensions and post-retirement benefits were included in Compensation and benefits on our March 31, 2013 Consolidated Statement of Income. Combined net periodic benefit costs for pensions and post-retirement benefits (excluding self-insured workers compensation and long-term disability benefits) were $30 million in 2013, compared with $19 million in 2012.

Net periodic benefit costs for pensions were $23 million in the first quarter of 2013, compared with $11 million in the same period of 2012. The portion of this related to defined benefit pensions was $21 million in the first quarter of 2013, compared with $10 million in the same period of 2012, and the portion related to defined contribution pensions (equal to contributions) was $2 million for the first quarter of 2013, compared with $1 million for the same period of 2012. Net periodic benefit costs for post-retirement benefits were $7 million in the first quarter of 2013, compared with $8 million in the same period of 2012.

CP has reached agreements with all of the unions which it had been bargaining with in Canada in 2012. The new agreements introduced amendments to pension plans. Among other changes, the amendments established a cap on pension for each year of pensionable service. Under the amendments, the plan participant will continue to earn additional pensionable years of service as normal but with a limit of the cap for each year earned. The plan amendment has been accounted for in the period the new agreement was ratified. As a result of the plan amendments, the projected benefit obligation decreased by $127 million from December 31, 2012, with a corresponding increase to other comprehensive income and resulting in a reduction of accumulated other comprehensive loss as prior service credits. The prior service credits are recognized in net periodic pension expense over the remaining terms of the applicable union agreements (averaging approximately two years).

At the date of the plan amendments, we have assessed the significance of such amendments to the consolidated financial statements and have determined that a remeasurement of plan assets and obligations as of the date of the above plan amendments was not warranted.

Fluctuations in net periodic benefit costs for pensions can result from favourable or unfavourable investment returns and changes in long-term interest rates. The impact of favourable or unfavourable investment returns is moderated by the use of a market-related asset value for the main Canadian defined benefit pension plan’s public equity securities. The impact of changes in long-term rates on pension obligations is partially offset by their impact on the pension funds’ investments in fixed income assets.

If the rate of investment return on the plans’ public equity securities in 2012 had been 10 percentage points higher (or lower) than the actual 2012 rate of investment return on such securities, 2013 net periodic benefit costs for pensions would be lower (or higher) by $14 million. If the discount rate as at December 31, 2012 had been higher (or lower) by 0.1% with no related changes in the value of the pension funds’ investment in fixed income assets, 2013 net periodic benefit costs for pensions would be lower (or higher) by $14 million.

Pension Plan Deficit

We made contributions of $30 million to the defined benefit pension plans in the first quarter of 2013, compared with $17 million in the same period of 2012.

Canadian Pacific — 2013 MD&A — Q1

Our 2011, 2010 and 2009 contributions included voluntary prepayments of $600 million in December 2011, $650 million in September 2010 and $500 million in December 2009 to our main Canadian defined benefit pension plan. We have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension contribution requirements, which allows us to manage the volatility of future pension funding requirements.

We estimate our aggregate pension contributions to be in the range of $100 million to $125 million per year from 2013 to 2016. These estimates reflect our current intentions with respect to the rate at which we will apply the December 2009, September 2010 and December 2011 voluntary prepayments against contribution requirements in the next few years.

Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which the voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment.

We estimate that a 1.0 percentage point increase (or decrease) in the discount rate would decrease (or increase) our defined benefit pension plans’ projected benefit obligations approximately $1,500 million. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the value of the defined benefit pension plans assets would increase (or decrease) by approximately $100 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.

The plans’ investment policies provide a target allocation of approximately 46% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.

The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

Pension Funding Volatility

Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the many factors that drive the pension plan’s funded status, and Canadian statutory pension funding requirements. CP has made voluntary prepayments to our main Canadian defined benefit pension plan of $600 million in December 2011, $650 million in September 2010, and $500 million in December 2009 which will reduce pension funding volatility, since we have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension funding requirements.

Property, Plant and Equipment

At March 31, 2013, accumulated depreciation was $6,342 million. Depreciation expense relating to properties amounted to $141 million in the first quarter of 2013, compared with $127 million in 2012.

Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.

We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.

Canadian Pacific — 2013 MD&A — Q1

Deferred Income Taxes

A deferred income tax expense of $62 million was included in total income tax expense for the first quarter of 2013, compared with a deferred income tax expense of $46 million in 2012. This change in deferred income tax was primarily due to higher pre-tax income in the first quarter of 2013. At March 31, 2013, deferred income tax liabilities of $2,258 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $292 million realizable within one year were recorded as a current asset.

Legal and Personal Injury Liabilities

Provisions for incidents, claims and litigation charged to income, which are included in Purchased services and other, amounted to $12 million in 2013 compared with $12 million in the same period of 2012.

Accruals for incidents, claims and litigation, including accruals for self-insured workers compensation and long-term disability benefit plans, totaled $173 million, net of insurance recoveries, at March 31, 2013. The total accrual included $105 million in Pension and other benefit liabilities, $13 million in Other long-term liabilities and $56 million in Accounts payable and accrued liabilities, offset by $1 million in Other assets.

Long-term Floating Rate Notes

At March 31, 2013 and at December 31, 2012, the Company had no remaining investment in long-term floating rate notes (Master Asset Vehicle (“MAV”) 2 Class A-1 and A-2 Notes).

During the first quarter of 2012, the Company sold all of its Master Asset Vehicle (“MAV”) 2 Class A-2 notes which had a carrying value of $33 million, and original cost of $46 million, for proceeds and interest of $33 million. At March 31, 2012, all that remained was the Company’s investment in MAV 2 Class A-1 notes with a carrying value of $47 million, being the estimated fair value of the notes, reported in Investments on the Consolidated Balance Sheets. These notes had an original cost of $59 million. The remaining notes were sold during the second and third quarter of 2012 for total proceeds of $48 million which approximated their carrying value at that time.

In the first quarter of 2012, accretion resulted in net unrealized income of $1 million which was reported in Other income and charges.

The valuation technique and assumptions used by the Company to estimate the fair value of its investment in long-term floating rate notes during 2012 incorporated probability weighted discounted cash flows and considered the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

Goodwill and Intangible Assets

Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment charge is required. Goodwill was last assessed in the fourth quarter of 2012 and will be updated in the fourth quarter of 2013.

22. SYSTEMS, PROCEDURES AND CONTROLS

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are effective for ensuring that such material information is made known to them.

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23. GLOSSARY OF TERMS

AAR: Association of American Railroads, representing North America’s freight railroads and Amtrak.

Agency: The Canadian Transportation Agency, a regulatory agency under the Canada Transportation Act (“CTA”). The Agency regulates the grain revenue cap, commuter and passenger access, Final Offer Arbitration, and charges for ancillary services and railway noise.

Average terminal dwell: The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

Average train length – excluding local traffic: The average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

Average train speed: The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

Average train weight – excluding local traffic: The average gross weight of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Car miles per car day: The total car-miles for a period divided by the total number of active cars. Total car-miles include the distance travelled by every car on a revenue-producing train and a train used in or around our yards. A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

Carloads: Revenue-generating shipments of containers, trailers and freight cars.

Casualty expenses: Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

CP, the Company: CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

CPRL: Canadian Pacific Railway Limited.

D&H: Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

DM&E: Dakota, Minnesota & Eastern Railroad Corporation, a wholly owned indirect U.S. Subsidiary of CPRL.

Employee: An individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.

FRA: U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

FRA personal injury rate per 200,000 employee-hours: The number of personal injuries multiplied by 200,000 and divided by total employee hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

Canadian Pacific — 2013 MD&A — Q1

FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$9,400 in the U.S. or $9,800 in Canada in damage.

Freight revenue per carload: The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

Freight revenue per RTM: The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

FX or Foreign Exchange: The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

GAAP: Accounting principles generally accepted in the United States of America.

GTMs or gross ton-miles: The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

Locomotive productivity: The daily average GTMs divided by the active road horsepower. Active road horsepower excludes locomotives in yard and short haul service, in repair status, in storage and in use on other railways.

Operating income: Calculated as total revenues less total operating expenses and is a common measure of profitability used by management.

Operating ratio: The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

RTMs or revenue ton-miles: The movement of one revenue-producing ton of freight over a distance of one mile.

Soo Line: Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

STB: U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

U.S. gallons of locomotive fuel consumed per 1,000 GTMs: The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

Workforce: The total employees plus part time employees, contractors and consultants.

Canadian Pacific — 2013 MD&A — Q1

CANADIAN PACIFIC

Suite 500 Gulf Canada Square
401 – 9th Avenue SW
Calgary Alberta T2P 4Z4

www.cpr.ca TSX/NYSE: CP

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)

Supplemental Financial Information (unaudited)

Exhibit to March 31, 2013 Consolidated Financial Statements

CONSOLIDATED EARNINGS COVERAGE RATIO – MEDIUM TERM NOTES AND DEBT SECURITIES

The following ratios, based on the March 31, 2013 consolidated financial statements, are provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and is for the twelve month period then ended.

Twelve Months Ended March 31, 2013

Earnings Coverage on long-term debt (1) (3)	3.6x

Earnings Coverage on long-term debt, adjusted for significant items (2) (3)	4.9x

Notes:

(1)

Earnings coverage is equal to income before interest expense and income tax expense, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.

(2)

Earnings Coverage on long-term debt, adjusted for significant items equals income before interest and income tax expense, plus asset impairment charge, labour restructuring charge, management transition costs and advisory costs, divided by interest expense on all long-term debt plus the amount of interest that has been capitalized during the period.

Earnings Coverage on long-term debt, adjusted for significant items is intended to provide a measure of earnings coverage that can be compared with prior periods. This measure adjusts for significant items that are not among our normal ongoing revenues and operating expenses. This adjusted measure has no standardized meaning and is not defined by GAAP and, therefore, is unlikely to be comparable to similar measures presented by other companies. Significant items are discussed further in Section 15, Non-GAAP Measures of CPRL’s 2012 Management’s Discussion and Analysis.

(3)

The earnings coverage ratio has been calculated excluding carrying charges for the $154 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at March 31, 2013. If such long-term debt maturing within one year had been classified in its entirety as long-term debt for purposes of calculating the earnings coverage ratio, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratio. For the twelve-month period ended March 31, 2013, Earnings Coverage on long-term debt would have been 3.4x and Earnings Coverage on long-term debt, adjusted for significant items would have been 4.8x.